[POPULAR, INC. LOGO]


 1st
Quarter Report
March 31, 1998

To Our Stockholders

   During 1998, we continue to focus toward accomplishing our strategic objectives of strengthening our competitive position in Puerto Rico, expanding our franchise in the Caribbean and the United States, diversifying our financial services to provide more quality service and alternatives to our clients and reinforcing our organizational quality as well as preparing all our computer systems for the year 2000.

   During the first quarter of 1998, the net income rose to $54.8 million, for an increase of $5.3 million or 10.6% from $49.5 million in the same quarter of 1997. For the last quarter of 1997, the Corporation reported net income of $55.3 million. On a per common share basis, net income rose 8.5% to $0.78 for the first quarter of 1998, compared with $0.72 for the same period in 1997 and $0.78 for the last quarter of 1997.

   The Corporation's return on assets (ROA) for the first quarter of 1998 amounted to 1.14% compared with 1.19% for the first quarter of 1997. The return on common equity (ROE) for the quarter ended March 31, 1998, was 15.36% compared with 16.32% for the same period a year earlier. For the fourth quarter of 1997, the Corporation attained an ROA and ROE of 1.11% and 15.56%, respectively.

   The increase in net income for the first quarter of 1998, when compared with the same period a year earlier, was mainly due to a higher net interest income coupled with a 25.2% growth in other operating income, partially offset by a higher provision for loan losses and operating expenses.

   The rise of 17.7% in net interest income was attributed to a growth of $2.5 billion in average earning assets, primarily a $1.7 billion increase in average loans. The net interest yield, on a taxable equivalent basis, rose to 5.00% for the first quarter of 1998, from 4.90% for the same period a year earlier.

   The provision for loan losses amounted to $33.6 million for the first quarter of 1998, from $23.7 million in the same period of 1997, reflecting the growth in the loan portfolio, net charge-offs and non-performing assets. Net charge-offs for the quarter ended March 31, 1998, amounted to $27.5 million as compared with $17.9 million for the quarter ended March 31, 1997, and $25.5 million for the fourth quarter of 1997. This increase was mostly attributed to higher losses in consumer loans, principally as a result of the increased level of personal bankruptcies.

   Most of the growth in other operating income resulted from increases of $3.5 million in service charges on deposit accounts, $4.0 million in other service fees and $3.4 million in other operating income.

   The increase of $30.3 million in operating expenses for the three-month period ended March 31, 1998, was reflected in most expense categories, mainly as a result of the Corporation's acquisitions and continued expansion. The salary expense category reflected the highest increase for the quarter ended March 31, 1998, compared with the same quarter last year, partially due to the acquisitions of Roig Commercial Bank in Puerto Rico, Seminole National Bank in Florida, National Bancorp, Inc. and CBC Bancorp in Illinois and Houston Bancorporation in Texas, all performed after March 31, 1997. Also, the first quarter of 1998, included expenses related to the amortization of the premium paid on those operations acquired, and expenses related to a marketing program launched in the United States in order to create higher visibility and brand awareness of Banco Popular as well as promoting the credit card program.

   The Corporation's total assets at March 31, 1998, amounted to $20.0 billion for an increase of $2.6 billion or 15.0% when compared with $17.4 billion at the same date in 1997. Loans amounted to $11.5 billion at March 31, 1998, compared with $9.9 billion a year earlier and $11.4 billion at December 31, 1997. Loan growth was driven by an increase of $947 million in commercial loans.

    At March 31, 1998, the allowance for loan losses was $218 million or 1.89% of loans, compared with $191 million or 1.94% at March 31, 1997, and $212 million or 1.86% at December 31, 1997. Non-performing assets (NPA) amounted to $217 million compared with $174 million at the same date last year and $212 million at the end of 1997. The increase in NPA was primarily reflected in the commercial loan portfolio in which non-performing loans amounted to $109 million at March 31, 1998, compared with $95 million at the same date last year and $109 million at December 31, 1997. The ratio of NPA to loans increased from 1.76% at March 31, 1997, to 1.88% a year later. When adjusted to conform to standard industry practice, NPA were $164 million or 1.42% of loans at the end of this quarter, compared with $124 million or 1.25% at March 31, 1997.

   At March 31, 1998, total deposits were $12.0 billion compared with $10.5 billion at the same date in 1997, principally as a result of the acquisitions since March 1997, which contributed $1.1 billion in deposits at their respective acquisition dates. Total deposits amounted to $11.7 billion at December 31, 1997. Borrowings increased to $6.1 billion at the end of the first quarter of 1998, from $5.3 billion a year earlier.

   Stockholders' equity increased to $1.55 billion at March 31, 1998, compared with $1.29 billion a year ago and $1.50 billion as of December 31, 1997. Book value per common share increased to $21.36 as of March 31, 1998, from $17.96 as of the same date last year and $20.73 at the end of 1997.

   The Corporation's stock market value was $58.69 at the end of the quarter, representing an appreciation of 65.3% and 18.6% from the market value of $35.50 at March 31, 1997 and $49.50 at December 31, 1997, respectively. The Corporation had a total market capitalization value of $4.0 billion at March 31, 1998, based on 67,717,548 common shares outstanding.

                                                                   Popular, Inc.

   At March 31, 1998, the Corporation continued to enjoy solid capital ratios, with a Tier I ratio of 12.17%, a total capital ratio of 14.54% and a leverage ratio of 7.11%.

--------------------------------------------------------------------------------

   During this quarter, the Corporation continued its strategic expansion plan with the opening of one branch in Orlando and the acquisition of another branch in Wilmington, Los Angeles. Including these two new branches, the Corporation now operates 65 banking branches in the continental U.S. In addition, during the three-month period ended March 31, 1998, Equity One opened three new offices for a total of 120 offices in 30 states.

   In an effort to continue improving efficiency and profitability and to better serve our customers, the Corporation will join the mortgage origination department of Banco Popular de Puerto Rico with Popular Home Mortgage, its mortgage banking subsidiary in Puerto Rico. This will create a solid mortgage origination unit with more flexibility to compete in this very aggressive market.

   The Corporation recently announced a proposed investment in Banco Gerencial & Fiduciario Dominicano, S.A., one of the four largest banking institutions in the Dominican Republic with assets of $389 million and equity of over $31 million. With this investment, the Corporation will become one of its principal shareholders, while expanding its franchise in the Caribbean.

   In April 1998, the Corporation received regulatory approval to acquire the assets of Florida Exchange, Ltd. and Mirando J Corporation which operate 14 check cashing offices in Florida. These offices will operate under the recently created subsidiary, Popular Cash Express and will offer services such as check cashing, money transfers to other countries, money order sales and processing of payments. This acquisition and the existing plans to open additional offices during 1998, will facilitate the Corporation's objective of penetrating the unbanked segment.

                                             /s/ Richard L. Carrion
                                             -----------------------
                                             Richard L. Carrion
                                             Chairman, President and
                                             Chief Executive Officer

FINANCIAL HIGHLIGHTS                                               POPULAR, INC.


------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                      AT MARCH 31,                            AVERAGE FOR THE QUARTER
(In thousands)                                    1998           1997           Change          1998            1997         Change
------------------------------------------------------------------------------------------------------------------------------------
         Money market investments             $   634,457    $   790,187     $ (155,730)    $   700,123    $   689,891    $   10,232
         Investment and trading securities      6,571,247      5,657,293        913,954       6,174,230      5,388,006       786,224
         Loans                                 11,543,169      9,889,254      1,653,915      11,466,638      9,777,772     1,688,866
         Total assets                          20,018,220     17,401,458      2,616,762      19,485,912     16,916,854     2,596,058
         Deposits                              12,005,800     10,465,153      1,540,647      11,805,324     10,476,798     1,328,526
         Borrowings                             6,106,539      5,308,794        797,745       5,721,602      4,846,718       874,884
         Stockholders' equity                   1,546,238      1,287,515        258,723       1,492,184      1,279,553       212,631


---------------------------------------------------------------------------------
OPERATING HIGHLIGHTS                                       FIRST QUARTER
(In thousands, except per share information)        1998        1997       Change
---------------------------------------------------------------------------------
         Net interest income                      $212,704    $180,644    $32,060
         Provision for loan losses                  33,565      23,687      9,878
         Fees and other income                      67,951      54,255     13,696
         Other expenses                            192,295     161,673     30,622
         Net income                               $ 54,795    $ 49,539    $ 5,256
         Net income applicable to common stock    $ 52,708    $ 47,452    $ 5,256
         Earnings per common share                    0.78        0.72       0.06
---------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                        FIRST QUARTER
INFORMATION                                                                1998        1997
----------------------------------------------------------------------------------------------
     COMMON STOCK DATA -     Market price
                               High                                      $ 58.69     $ 36.75
                               Low                                         46.06       33.06
                               End                                         58.69       35.50
                             Book value at period end                      21.36       17.96
                             Dividends declared                             0.22        0.18
                             Dividend payout ratio                         28.25%      25.07%
                             Price/earnings ratio                          19.18X      12.91x
----------------------------------------------------------------------------------------------
     PROFITABILITY RATIOS -  Return on assets                               1.14%       1.19%
                             Return on common equity                       15.36       16.32
                             Net interest spread (taxable equivalent)       4.11        4.09
                             Net interest yield (taxable equivalent)        5.00        4.90
                             Effective tax rate                            26.66       28.29
                             Overhead ratio                                49.10       48.64
----------------------------------------------------------------------------------------------
     CAPITALIZATION RATIOS - Equity to assets                               7.66%       7.56%
                             Tangible equity to assets                      6.56        6.78
                             Equity to loans                               13.01       13.09
                             Internal capital generation                   10.14       11.11
                             Tier I capital to risk-adjusted assets        12.17       13.35
                             Total capital to risk-adjusted assets         14.54       15.90
                             Leverage ratio                                 7.11        7.71
----------------------------------------------------------------------------------------------
     CREDIT QUALITY RATIOS - Allowance for losses to loans                  1.89%       1.94%
                             Allowance to non-performing assets           100.19      109.99
                             Allowance to non-performing loans            108.85      116.63
                             Non-performing assets to loans                 1.88        1.76
                             Non-performing assets to total assets          1.09        1.00
                             Net charge-offs to average loans               0.96        0.73
                             Provision to net charge-offs                   1.22X       1.32x
                             Net charge-offs earnings coverage              3.94        5.18

ADDITIONAL INFORMATION

BOARD OF DIRECTORS

Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez **
Jose A. Bechara Bravo *
Juan J. Bermudez
Esteban D. Bird *
Francisco J. Carreras
David H. Chafey, Jr.
Luis E. Dubon, Jr.
Hector R. Gonzalez
Jorge A. Junquera Diez
Manuel Morales, Jr.
Alberto M. Paracchini
Francisco M. Rexach, Jr.
J. Adalberto Roig, Jr.
Felix J. Serralles Nevares
Julio E. Vizcarrondo, Jr.
Samuel T. Cespedes, Secretary

   * Director of Banco Popular de Puerto Rico only
  ** Director of Popular, Inc. only

EXECUTIVE OFFICERS

Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
David H. Chafey, Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel Burckhart, Executive Vice President
Roberto R. Herencia, Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President
Carlos Rom, Jr., Executive Vice President
Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION

SHAREHOLDER ASSISTANCE - Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

                          Banco Popular de Puerto Rico
                              Trust Division (725)
                             Popular Center Building
                               4th Floor Suite 400
                             209 Ponce de Leon Ave.
                           Hato Rey, Puerto Rico 00918

PUBLICATIONS - For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101.

DIVIDEND REINVESTMENT PLAN - The Corporation has a dividend reinvestment plan which provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

-        No brokerage commissions are charged on purchases under this plan.

- Participant's funds will be fully invested because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Department at (787) 756-3908, (787) 765-9800 ext. 5637, 5525 and 5897.

Consolidated Statements of Condition                               Popular, Inc.


                                                                                     March 31,
(In thousands)                                                                 1998              1997
--------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks ...........................................      $   517,003       $   447,113
                                                                           -----------       -----------
  Money market investments:
   Federal funds sold and securities and mortgages
     purchased under agreements to resell ...........................          587,579           728,381
   Time deposits with other banks ...................................           46,182            59,831
   Bankers' acceptances .............................................              696             1,975
                                                                           -----------       -----------
                                                                               634,457           790,187
                                                                           -----------       -----------
  Investment securities available-for-sale,
   at market value ..................................................        5,906,739         3,963,115
  Investment securities held-to-maturity, at cost ...................          416,773         1,430,700
  Trading account securities, at market value .......................          247,735           263,478
  Loans held-for-sale ...............................................          307,382           249,317
  Loans .............................................................       11,582,940         9,972,694
   Less--Unearned income ............................................          347,153           332,757
              Allowance for loan losses .............................          217,708           191,360
                                                                           -----------       -----------
                                                                            11,018,079         9,448,577
                                                                           -----------       -----------
  Premises and equipment ............................................          377,189           372,957
  Other real estate .................................................           17,285             6,615
  Customers' liabilities on acceptances .............................            1,397             1,870
  Accrued income receivable .........................................          132,092           108,320
  Other assets ......................................................          213,948           191,912
  Intangible assets .................................................          228,141           127,297
                                                                           -----------       -----------
                                                                           $20,018,220       $17,401,458
                                                                           ===========       ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
   Deposits:
     Non-interest bearing ...........................................      $ 2,492,547       $ 2,213,435
     Interest bearing ...............................................        9,513,253         8,251,718
                                                                           -----------       -----------
                                                                            12,005,800        10,465,153
   Federal funds purchased and securities sold
     under agreements to repurchase .................................        2,959,925         2,344,411
   Other short-term borrowings ......................................        1,567,346         1,535,911
   Notes payable ....................................................        1,304,268         1,153,472
   Acceptances outstanding ..........................................            1,397             1,870
   Other liabilities ................................................          358,246           338,126
                                                                           -----------       -----------
                                                                            18,196,982        15,838,943
                                                                           -----------       -----------
   Subordinated notes ...............................................          125,000           125,000
                                                                           -----------       -----------
   Preferred beneficial interests in Popular North America's junior subordinated deferrable interest debentures guaranteed by the
      Corporation ...................................................          150,000           150,000
                                                                           -----------       -----------
  Stockholders' equity:
   Preferred stock ..................................................          100,000           100,000
   Common stock .....................................................          412,238           396,731
   Surplus ..........................................................          603,445           497,462
   Retained earnings ................................................          433,062           303,268
   Treasury stock - at cost .........................................          (39,560)
   Unrealized gains (losses) on securities available-for-sale, net of
     deferred taxes .................................................           37,053            (9,946)
                                                                           -----------       -----------
                                                                             1,546,238         1,287,515
                                                                           -----------       -----------
                                                                           $20,018,220       $17,401,458
                                                                           ===========       ===========

Consolidated Statements of Income                                  Popular, Inc.


                                                               Quarter ended
                                                                 March 31,

(Dollars in thousands, except per share information)         1998          1997
---------------------------------------------------------------------------------
INTEREST INCOME:
  Loans .............................................      $293,217      $246,353
  Money market investments ..........................         8,827         8,867
  Investment securities .............................        90,259        75,111
  Trading account securities ........................         4,065         3,934
                                                           --------      --------
                                                            396,368       334,265
                                                           --------      --------
INTEREST EXPENSE:
  Deposits ..........................................        97,330        86,195
  Short-term borrowings .............................        56,248        47,362
  Long-term debt ....................................        30,086        20,064
                                                           --------      --------
                                                            183,664       153,621
                                                           --------      --------
  Net interest income ...............................       212,704       180,644
  Provision for loan losses .........................        33,565        23,687
                                                           --------      --------
  Net interest income after provision for loan losses       179,139       156,957
  Service charges on deposit accounts ...............        25,338        21,819
  Other service fees ................................        26,173        22,169
  Gain (loss) on sale of securities .................           867        (1,660)
  Trading account profit ............................           669           433
  Other operating income ............................        14,904        11,494
                                                           --------      --------
                                                            247,090       211,212
                                                           --------      --------
OPERATING EXPENSES:
  Personnel costs:
    Salaries ........................................        59,293        48,345
    Profit sharing ..................................         5,683         6,440
    Pension and other benefits ......................        18,418        16,700
                                                           --------      --------
                                                             83,394        71,485
  Net occupancy expense .............................        11,561         9,002
  Equipment expenses ................................        18,028        14,851
  Other taxes .......................................         7,968         6,445
  Professional fees .................................        12,878         9,903
  Communications ....................................         8,824         7,581
  Business promotion ................................         8,216         5,957
  Printing and supplies .............................         4,003         3,644
  Other operating expenses ..........................        10,724         8,819
  Amortization of intangibles .......................         6,784         4,438
                                                           --------      --------
                                                            172,380       142,125
                                                           --------      --------
  Income before taxes ...............................        74,710        69,087
  Income tax ........................................        19,915        19,548
                                                           --------      --------
  NET INCOME ........................................      $ 54,795      $ 49,539
                                                           ========      ========
  NET INCOME APPLICABLE TO COMMON STOCK .............      $ 52,708      $ 47,452
                                                           ========      ========
  EARNINGS PER COMMON SHARE .........................      $   0.78      $   0.72
                                                           ========      ========

Subsidiaries

CENTRAL OFFICE

   Banco Popular Center, Hato Rey
   209 Munoz Rivera Avenue
   San Juan, Puerto Rico 00918
   Telephone: (787) 765-9800

ATH COSTA RICA
   Cond. en Oficinas Ofiplaza
     del Este
   Edif. D- Piso 1,  San Pedro,
   150 metros Oeste de la
   Rotonda de la Bandera
   San Jose, Costa Rica
   Telephone: (011) 506-280-9796

BANCO POPULAR DE PUERTO RICO

   PUERTO RICO OFFICE
     Banco Popular Center, Hato Rey
     209 Munoz Rivera Avenue
     San Juan, Puerto Rico 00918
     Telephone: (787) 765-9800

   NEW YORK OFFICE
     7 West 51st St.
     New York, N.Y. 10019
     Telephone: (212) 315-2800

   VIRGIN ISLANDS OFFICE
     80 Kronprindsens Gade
     Kronprindsens Quarter
     Charlotte Amalie, St. Thomas
     U.S. Virgin Islands 00802
     Telephone: (809) 774-2300

BANCO POPULAR, FSB
   500 Bloomfield Avenue
   Newark, New Jersey 07107
   Telephone: (201) 484-6525

BANCO POPULAR, ILLINOIS
   4000 West North Avenue
   Chicago, Illinois 60639
   Telephone: (773) 772-8600

BANCO POPULAR, N.A. (CALIFORNIA)
   6001 E. Washington Blvd.
   City of Commerce,
   California 90040
   Telephone: (213) 724-8800

BANCO POPULAR, N.A. (FLORIDA)
   5551 Vanguard Street
   Suite 100
   Orlando, Florida 32819
   Telephone: (407) 370-8000

BANCO POPULAR, N.A. (TEXAS)
   1615 Little York Road
   Houston, Texas 77093
   Telephone: (281) 539-8600

EQUITY ONE, INC.
   523 Fellowship Road, Suite 220
   Mt. Laurel, New Jersey 08054
   Telephone: (609) 273-1119

METROPOLITANA DE PRESTAMOS, INC.
   State Road #2 Km. 6.8
   Villa Caparra
   Guaynabo, Puerto Rico 00966
   Telephone: (787) 792-9292

POPULAR FINANCE, INC.
   10 Salud Street
   El Senorial Condominium,
   Suite 613
   Ponce, Puerto Rico 00731
   Telephone: (787) 844-2860

POPULAR MORTGAGE, INC.
   268 Ponce de Leon Avenue
   San Juan, Puerto Rico 00918
   Telephone: (787) 753-0245

POPULAR LEASING AND RENTAL, INC.
   M-1046 Federico Costa St.
   Tres Monjitas Industrial
    Development
   San Juan, Puerto Rico 00903
   Telephone: (787) 751-4848

POPULAR SECURITIES INCORPORATED
   1020 Popular Center
   Hato Rey, Puerto Rico 00918
   Telephone: (787) 766-4200




                              [POPULAR, INC. LOGO]